 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)1

Jasper Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

471871103
(CUSIP Number)

January 25, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 471871103

1	NAME OF REPORTING PERSON

Velan Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		8,385,000
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

8,385,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,385,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.7%
12	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 471871103

1	NAME OF REPORTING PERSON

Avego Healthcare Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,834,036
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

2,834,036
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,834,036*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.6%*
12	TYPE OF REPORTING PERSON

PN

* Includes 380,755 Shares underlying certain warrants exercisable within 60 days hereof.

3

CUSIP No. 471871103

1	NAME OF REPORTING PERSON

Velan Capital Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		8,385,000
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

8,385,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,385,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.7%
12	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 471871103

1	NAME OF REPORTING PERSON

Avego Healthcare Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,834,036
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

2,834,036
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,834,036*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.6%*
12	TYPE OF REPORTING PERSON

OO

* Includes 380,755 Shares underlying certain warrants exercisable within 60 days hereof.

5

CUSIP No. 471871103

1	NAME OF REPORTING PERSON

Avego Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,834,036
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

2,834,036
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,834,036*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.6%*
12	TYPE OF REPORTING PERSON

OO

* Includes 380,755 Shares underlying certain warrants exercisable within 60 days hereof.

6

CUSIP No. 471871103

1	NAME OF REPORTING PERSON

Velan Capital Investment Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		11,219,036
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

11,219,036
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,219,036*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.2%*
12	TYPE OF REPORTING PERSON

PN

* Includes 380,755 Shares underlying certain warrants exercisable within 60 days hereof.

7

CUSIP No. 471871103

1	NAME OF REPORTING PERSON

Velan Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		11,219,036
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

11,219,036
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,219,036*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.2%*
12	TYPE OF REPORTING PERSON

OO

* Includes 380,755 Shares underlying certain warrants exercisable within 60 days hereof.

8

CUSIP No. 471871103

1	NAME OF REPORTING PERSON

Balaji Venkataraman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		11,219,036
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

11,219,036
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,219,036*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.2%*
12	TYPE OF REPORTING PERSON

IN

* Includes 380,755 Shares underlying certain warrants exercisable within 60 days hereof.

9

CUSIP No. 471871103

1	NAME OF REPORTING PERSON

Adam Morgan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		11,219,036
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

11,219,036
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,219,036*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.2%*
12	TYPE OF REPORTING PERSON

IN

* Includes 380,755 Shares underlying certain warrants exercisable within 60 days hereof.

10

CUSIP No. 471871103

Item 1(a).	Name of Issuer:

Jasper Therapeutics, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2200 Bridge Parkway, Suite 102

Redwood City, California 94065

Item 2(a).	Name of Person Filing:

This statement is filed by:

(i)	Velan Capital Partners LP, a Delaware limited partnership (“Velan LP”), with respect to the Shares (as defined below) directly and beneficially owned by it;
(ii)	Avego Healthcare Capital, L.P., a Delaware limited partnership (“Avego Fund”), with respect to the Shares directly and beneficially owned by it;
(iii)	Velan Capital Holdings LLC, a Delaware limited liability company (“Velan GP”), as the general partner of Velan LP;
(iv)	Avego Healthcare Capital Holdings, LLC, a Delaware limited liability company (“Avego GP”), as the general partner of Avego Fund;
(v)	Avego Management, LLC, a Delaware limited liability company (“Avego Management”), as the co-investment manager of Avego Fund;
(vi)	Velan Capital Investment Management LP, a Delaware limited partnership (“Velan Capital”), as the investment manager of Velan LP and co-investment manager of Avego Fund;
(vii)	Velan Capital Management LLC, a Delaware limited liability company (“Velan IM GP”), as the general partner of Velan Capital;
(viii)	Balaji Venkataraman, as the Managing Member of each of Avego GP and Avego Management and as a Managing Member of each of Velan GP and Velan IM GP; and
(ix)	Adam Morgan, as a Managing Member of each of Velan GP and Velan IM GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal office of each of the Reporting Persons is 1055b Powers Place, Alpharetta, Georgia 30009.

Item 2(c).	Citizenship:

(i)	Velan LP – Delaware
(ii)	Avego Fund – Delaware
(iii)	Velan GP – Delaware
(iv)	Avego GP – Delaware
(v)	Avego Management – Delaware
(vi)	Velan Capital – Delaware
(vii)	Velan IM GP – Delaware
(viii)	Mr. Venkataraman – United States of America
(ix)	Mr. Morgan – United States of America

11

CUSIP No. 471871103

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Shares”).

Item 2(e).	CUSIP Number:

471871103

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

12

CUSIP No. 471871103

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of the date hereof:

i.	Velan LP directly beneficially owned 8,385,000 Shares;
ii.	Avego Fund directly beneficially owned 2,834,036 Shares, including 380,755 Shares underlying certain warrants exercisable within 60 days hereof;
iii.	Velan GP, as the general partner of Velan LP, may be deemed the beneficial owner of the 8,385,000 Shares beneficially owned by Velan LP;
iv.	Avego GP, as the general partner of Avego Fund, may be deemed the beneficial owner of the 2,834,036 Shares beneficially owned by Avego Fund;
v.	Avego Management, as the co-investment manager of Avego Fund, may be deemed the beneficial owner of the 2,834,036 Shares beneficially owned by Avego Fund;
vi.	Velan Capital, as the investment manager of Velan LP and co-investment manager of Avego Fund, may be deemed the beneficial owner of the (i) 8,385,000 Shares beneficially owned by Velan LP and (ii) 2,834,036 Shares beneficially owned by Avego Fund;
vii.	Velan IM GP, as the general partner of Velan Capital, may be deemed the beneficial owner of the (i) 8,385,000 Shares beneficially owned by Velan LP and (ii) 2,834,036 Shares beneficially owned by Avego Fund;
viii.	Mr. Venkataraman, as the Managing Member of each of Avego GP and Avego Management and as a Managing Member of each of Velan GP and Velan IM GP, may be deemed the beneficial owner of the (i) 8,385,000 Shares beneficially owned by Velan LP and (ii) 2,834,036 Shares beneficially owned by Avego Fund; and
ix.	Mr. Morgan, as a Managing Member of each of Velan GP and Velan IM GP, may be deemed the beneficial owner of the (i) 8,385,000 Shares beneficially owned by Velan LP and (ii) 2,834,036 Shares beneficially owned by Avego Fund.

The filing of this Schedule 13G shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)	Percent of class:

The following percentages are based on 109,321,864 Shares outstanding as of January 27, 2023, which is the total number of Shares outstanding following the closing of the Issuer’s public offering (including the underwriters’ full exercise of an option to purchase 9,000,000 additional Shares), as disclosed in the Issuer’s Prospectus on Form 424B5 filed with the Securities and Exchange Commission on January 25, 2023 and the Issuer’s Current Report on Form 8-K filed on January 27, 2023, plus the Shares underlying certain warrants that may be exercised by the Reporting Persons, as applicable.

As of the date hereof, (i) Velan LP beneficially owns approximately 7.7% of the outstanding Shares, (ii) Avego Fund beneficially owns approximately 2.6% of the outstanding Shares, (iii) Velan GP may be deemed to beneficially own approximately 7.7% of the outstanding Shares, (iv) Avego GP may be deemed to beneficially own approximately 2.6% of the outstanding Shares, (v) Avego Management may be deemed to beneficially own approximately 2.6% of the outstanding Shares, (vi) Velan Capital may be deemed to beneficially own approximately 10.2% of the outstanding Shares, (vii) Velan IM GP may be deemed to beneficially own approximately 10.2% of the outstanding Shares, (viii) Mr. Venkataraman may be deemed to beneficially own approximately 10.2% of the outstanding Shares and (ix) Mr. Morgan may be deemed to beneficially own approximately 10.2% of the outstanding Shares.

13

CUSIP No. 471871103

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote:

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of:

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of:

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

14

CUSIP No. 471871103

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2023

Velan Capital Partners LP

By:	Velan Capital Holdings LLC General Partner

By:	/s/ Adam Morgan
	Name:	Adam Morgan
	Title:	Managing Member

Avego Healthcare Capital, L.P.

By:	Avego Healthcare Capital Holdings, LLC General Partner

By:	/s/ Balaji Venkataraman
	Name:	Balaji Venkataraman
	Title:	Managing Member

Velan Capital Holdings LLC

By:	/s/ Adam Morgan
	Name:	Adam Morgan
	Title:	Managing Member

Avego Healthcare Capital Holdings, LLC

By:	/s/ Balaji Venkataraman
	Name:	Balaji Venkataraman
	Title:	Managing Member

Avego Management, LLC

By:	/s/ Balaji Venkataraman
	Name:	Balaji Venkataraman
	Title:	Managing Member

Velan Capital Investment Management LP

By:	Velan Capital Holdings LLC General Partner

By:	/s/ Adam Morgan
	Name:	Adam Morgan
	Title:	Managing Member

15

CUSIP No. 471871103

Velan Capital Management, LLC

By:	/s/ Adam Morgan
	Name:	Adam Morgan
	Title:	Managing Member

/s/ Balaji Venkataraman
Balaji Venkataraman

/s/ Adam Morgan
Adam Morgan

16